BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Amendment to Certificate of Designation After Issuance of Class or Series (PURSUANT TO NRS 78.1955)
USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Certificate of Designation For

Nevada Profit Corporations

(Pursuant to NRS 78.1955 – After Issuance of Class or Series)

1. Name of corporation:

XZERES Corp.

2. Stockholder approval pursuant to statute has been obtained.

3. The class or series of stock being amended:

Series B Participating Preferred Stock

4. By a resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:

The Certificate of Designation, Preferences, and Rights of Series B Participating Preferred Stock of XZERES Corp. is hereby amended and restated as provided in the Amended and Restated Certificate of Designation, Preferences, and Rights of Series B Participating Preferred Stock of XZERES Corp., consisting of the four (4) pages attached hereto as Attachment “A”, which is incorporated herein by this reference.

5.. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

/s/ David Hofflich David Hofflich, CEO
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.
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XZERES CORP.

Attachment “A” to Certificate of Amendment to

Certificate of Designation

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION, PREFERENCES, AND

RIGHTS OF SERIES B PARTICIPATING PREFERRED STOCK

of

XZERES CORP.

Pursuant to Section 78.1955 of the Nevada Revised Statutes (“NRS”):

XZERES Corp., a corporation organized and existing under NRS Chapter 78 (the “Corporation”), in accordance with the provisions of NRS 78.195 and 78.1955, DOES HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors of the Corporation (the “Board of Directors”) by the First Amended and Restated Articles of Incorporation of the Corporation (the “Articles of Incorporation”), the Board of Directors on June 8, 2015 adopted a resolution to create a series of Preferred Stock designated as Series B Participating Preferred Stock. A Certificate of Designation, Preferences, and Rights of Series B Participating Preferred Stock was filed with the Nevada Secretary of State on June 8, 2015.

That the Board of Directors, at a meeting held on August 28, 2015 adopted a resolution to amend and restate the rights, preferences, privileges and restrictions of, the Corporation's Series B Participating Preferred Stock, as provided in this Amended and Restated Certificate of Designation, Preferences, and Rights of Series B Participating Preferred Stock (the “Resolution”).

The Resolution and this Amended and Restated Certificate of Designation, Preferences, and Rights of Series B Participating Preferred Stock have been approved by unanimous consent of the holders of shares of the Corporation’s Series B Participating Preferred Stock, which constitutes the approval of the class of stock being amended and each class of stock which, before the amendment, is senior to the class being amended as to the payment of distributions upon dissolution of the Corporation as required pursuant to Nevada Revised Statutes Section 78.1955.

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of its Articles of Incorporation, a series of preferred stock of the Corporation be and it hereby is created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations, and restrictions thereof are as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as “Series B Participating Preferred Stock” and the number of shares constituting such series shall be three thousand (3,000). Each share of Series B Participating Preferred Stock shall have a stated value equal to $2,000 (as may be adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Stated Value”).

Section 2. Dividends and Distributions.

(A) Holders of shares of Series B Participating Preferred Stock (“Holders”) shall be entitled to receive, and the Corporation shall pay, dividends at the rate per share (as a percentage of the Stated Value per share) of 10% per annum payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the first issuance of a share or fraction of Series B Participating Preferred Stock (each such date, a “Dividend Payment Date”) (if any Dividend Payment Date is not a trading day, the applicable payment shall be due on the next succeeding trading day) in cash, provided that each Holder shall have the option, of permitting the Corporation to satisfy the accrued dividends by issuing common stock of the Corporation to the Holder, in lieu of cash, in an amount equal to the quotient obtained by dividing the amount of accrued dividends due on the Dividend Payment Date by the price per share of Common Stock (as defined below) as set forth in or otherwise determined in accordance with the Fairness Opinion (as defined below).

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(B) On the date of issuance of the first share of Series B Participating Preferred Stock (the “Closing Date”), the Corporation shall have notified the Holders whether or not it may legally pay cash dividends as of the Closing Date. The Corporation shall promptly notify the Holders at any time the Corporation shall become able or unable, as the case may be, to legally pay cash dividends.

(C) Dividends on the Series B Participating Preferred Stock shall be calculated on the basis of a 360-day year consisting of twelve 30 calendar day periods, shall accrue daily commencing on the first such date after the first issuance of a share or fraction of Series B Participating Preferred Stock, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends.

Section 3. Voting Rights. The Holders shall have the following voting rights:

(A) Except as otherwise provided herein or required by law, Holders and the holders of shares of Corporation’s common stock (the “Common Stock”) shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation, with, three thousand (3,000) shares of Series B Participating Preferred Stock having an aggregate voting power of 53.3333% (the “Applicable Percentage”) of the combined voting power of the entire Corporation’s capital stock as long as the Corporation is in existence (which, subject to adjustment as provided herein, results in each share of Series B Participating Preferred Stock having voting power of approximately.01777778% of the combined voting power of the entire Corporation’s capital stock). The Applicable Percentage shall be applicable notwithstanding any additional issuances of the Corporation’s common stock (the “Common Stock”) or adjustment in the Common Stock, including if the Corporation shall at any time (i) declare any dividend on shares of Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares.

(B) In addition, without first obtaining the consent of the Holders holding at least 67% of the outstanding shares of Series B Participating Preferred Stock, which may be withheld subject to agreement on all customary stockholders’ rights, the Corporation shall not at any time effect the following: (i) any consolidation, merger, combination, or other transaction in which the shares of Common Stock are exchanged for, converted or changed into other stock or securities, cash, or any other property (a “Change of Control Transaction”); (ii) redemptions; (iii) amendments to organizational documents applicable to the Series B Participating Preferred Stock pursuant to Section 5 below); (iv) issuances of debt; (v) issuances of new options, equity, or equity classes; (vi) authorization of dividends; (vii) transfer or exclusive license of technology; (viii) changing the scope of the business; (ix) material expenditures; (x) annual budgets; (xi) change in size of the board; and (xii) approval of employee equity plans.

(C) The Holders collectively shall be entitled to nominate and elect three (3) directors of the Corporation (the “Series B Directors”); provided further, that with respect to those Series B Directors, each Holder shall be entitled to nominate and elect one (1) Series B Director for every 30% of outstanding Series B Participating Preferred Stock held by such Holder (i.e., if a Holder holds between 30% and 59% of the outstanding Series B Participating Preferred Stock, such Holder shall be entitled to nominate and elect one Series B Director, and if a Holder holds between 60% and 89% of the outstanding Series B Participating Preferred Stock, such Holder shall be entitled to nominate and elect two Series B Directors). At each regularly scheduled meeting of the Corporation’s stockholders which is called for the purpose of electing members of the board of directors, the presence in person or by proxy of Holders holding at least 67% of the outstanding shares of Series B Participating Preferred Stock then outstanding shall constitute a quorum of the Series B Participating Preferred Stock for the purpose of electing the Series B directors by the Holders. A vacancy in said directorship filled by the Holders shall be filled only by vote or written consent in lieu of a meeting of the Holders. The Series B Directors may be removed, with or without cause, only by the Holders in the same manner as such director may be elected hereunder. The Corporation shall not increase the number of directors on the Board of Directors of the Corporation to above five (5) members without the consent of the Holders holding 67% of the outstanding shares of Series B Participating Preferred Stock.

(E) Except as otherwise provided herein or required by law, Holders and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

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Section 4. Reacquired Shares. Any shares of Series B Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein, in the Articles of Incorporation, or in any other Certificate of Designation creating a series of Preferred Stock or any similar stock, or as otherwise required by law.

Section 5. Liquidation, Dissolution, or Winding Up.

Upon any (i) liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary or (ii) in case the Corporation shall enter into Change of Control Transaction (a “Liquidation”), the Holders shall be entitled to receive out of the assets of the Corporation whether such assets are capital or surplus, or the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged, as applicable, either of the below alternatives, as selected by the Holder in its sole discretion:

(A) For each share of Series B Preferred Stock an amount equal to its Stated Value plus any accrued but unpaid dividends (the “Liquidation Preference”) before any distribution or payment shall be made to the holders of any Common Stock, and if the assets (or other stock, securities, cash and/or any other property (payable in kind), as the case may be ) of the Corporation shall be insufficient to pay in full such amounts, then the entire assets (or other stock, securities, cash and/or any other property (payable in kind), as the case may be ) to be distributed to the Holders shall be distributed among the Holders ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full; or

(B) A distribution of any assets of the Corporation, whether such assets are capital or surplus, or the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged, as applicable, such that the assets (or other stock, securities, cash and/or any other property (payable in kind), as the case may be ) are distributed such that a percentage thereof equal to the Applicable Percentage to the Holders and 100% less the Applicable Percentage to the holders of Common Stock.

The Corporation shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each record Holder.

Section 6. No Redemption. The shares of Series B Participating Preferred Stock shall not be redeemable.

Section 7. Ranking. The Series B Participating Preferred Stock shall rank senior to all other series of the Corporation’s Preferred Stock as to the payment of dividends and the distribution of assets.

Section 8. Fractional Shares. The Series B Participating Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions, and to have the benefit of all other rights of holders of Series B Participating Preferred Stock.

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IN WITNESS WHEREOF, XZERES Corp. has caused this Amended and Restated Certificate of Designation to be signed by the undersigned this 28th day of August, 2015.

XZERES CORP.

By:	/s/ David Hofflich
Name:	David Hofflich
Title:	Chief Executive Officer

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